SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

(Amendment No.   )*

MagneGas Corporation
(Name of Issuer)

COMMON STOCK, $0.001 Par Value per Share
SERIES A PREFERRED STOCK, $0.001 Par Value per Share
(Title of Class of Securities)

55939L 202
 (CUSIP Number)

Luisa Ingargiola
Chief Financial Officer
Magnegas Corporation
150 Rainville Road
Tarpon Springs, FL 34689
(727) 934-3448

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 With copies to:
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
Tel. No.: (732) 409-1212
Fax No.: (732) 577-1188

August 13, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 55939L 202

(1)	Names of reporting persons HyFuels, Inc.
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,010,000 shares of common stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,010,000 shares of common stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,010,000 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 17.0%
(14)	Type of reporting person (see instructions) CO

CUSIP NO: 55939L 202

(1)	Names of reporting persons Global Alpha, LLC
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,267,610 shares of common stock 1,000,000 shares of Series A Preferred Stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,267,610 shares of common stock 1,000,000 shares of Series A Preferred Stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,267,610 shares of common stock 1,000,000 shares of Series A Preferred Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 12.8% of common stock 100% of Series A Preferred Stock
(14)	Type of reporting person (see instructions) OO

CUSIP NO: 55939L 202

(1)	Names of reporting persons Global Beta, LLC
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 901,000 shares of common stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 901,000 shares of common stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 901,000 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 5.1%
(14)	Type of reporting person (see instructions) OO

CUSIP NO: 55939L 202

(1)	Names of reporting persons Clean Energies Tech Corp.
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 313,000 shares of common stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 313,000 shares of common stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 313,000 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.8%
(14)	Type of reporting person (see instructions) CO

CUSIP NO: 55939L 202

(1)	Names of reporting persons RM Santilli Foundation
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 270,000 shares of common stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 270,000 shares of common stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 270,000 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.5%
(14)	Type of reporting person (see instructions) OO

CUSIP NO: 55939L 202

(1)	Names of reporting persons Dr. Ruggero Maria Santilli
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 85,000 shares of common stock (1)
	(8)	Shared voting power 6,896,610 shares of common stock 1,000,000 shares of Series A Preferred Stock
	(9)	Sole dispositive power 85,000 shares of common stock (1)
	(10)	Shared dispositive power 6,896,610 shares of common stock 1,000,000 shares of Series A Preferred Stock
(11)	Aggregate amount beneficially owned by each reporting person 6,896,610 shares of common stock 1,000,000 shares of Series A Preferred Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 38.6% of common stock 100% of Series A Preferred Stock
(14)	Type of reporting person (see instructions) IN

(1)	Includes 75,000 shares of common stock underlying an option held by Dr. Ruggero Maria Santilli that is presently exercisable or exercisable within 60 days.

CUSIP NO: 55939L 202

(1)	Names of reporting persons Carla Santilli
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 50,000 shares of common stock (2)
	(8)	Shared voting power 6,896,610 shares of common stock 1,000,000 shares of Series A Preferred Stock
	(9)	Sole dispositive power 50,000 shares of common stock (2)
	(10)	Shared dispositive power 6,834,110 shares of common stock 1,000,000 shares of Series A Preferred Stock
(11)	Aggregate amount beneficially owned by each reporting person 6,834,110 shares of common stock 1,000,000 shares of Series A Preferred Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 38.6% of common stock 100% of Series A Preferred Stock
(14)	Type of reporting person (see instructions) IN

(2)	Consists of 50,000 of shares of common stock underlying an option held by Carla Santilli that is presently exercisable or exercisable within 60 days.

CUSIP NO: 55939L 202

(1)	Names of reporting persons Luisa Ingargiola
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 600,000 shares of common stock (3)
	(8)	Shared voting power 4,513,000 shares of common stock
	(9)	Sole dispositive power 600,000 shares of common stock (3)
	(10)	Shared dispositive power 4,513,000 shares of common stock
(11)	Aggregate amount beneficially owned by each reporting person 4,513,000 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 25.4%
(14)	Type of reporting person (see instructions) IN

(3)	Includes 50,000 shares of common stock underlying an option held by Luisa Ingargiola that is presently exercisable or exercisable within 60 days.

CUSIP NO: 55939L 202

(1)	Names of reporting persons Ermanno Santilli
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 609,050 shares of common stock (4)
	(8)	Shared voting power 4,202,050 shares of common stock
	(9)	Sole dispositive power 609,050 shares of common stock (4)
	(10)	Shared dispositive power 4,202,050 shares of common stock
(11)	Aggregate amount beneficially owned by each reporting person 4,202,050
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 23.6% shares of common stock
(14)	Type of reporting person (see instructions) IN

(4)	Includes 75,000 shares of common stock underlying an option held by Ermanno Santilli that is presently exercisable or exercisable within 60 days.

CUSIP NO: 55939L 202

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Shares”), and the preferred stock, par value of $0.001 per share (the “Preferred Shares”), of MagneGas Corporation, a Delaware Corporation (the “Company”). The principal executive office of the Company is located at 150 Rainville Road, Tarpon Springs, FL 34689.

On June 26, 2012 the Company effected a 10-for-1 reverse stock split of its common stock.  All numbers of Common Shares listed herein are the number of post-split shares.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)
This statement is filed by HyFuels, Inc., a Florida corporation (“HyFuels”), Global Alpha, LLC, a Florida limited liability company (“Global Alpha”), Global Beta, LLC, a Florida limited liability company (“Global Beta”), Clean Energies Tech Corp., a Florida corporation (“Clean Energies”), RM Santilli Foundation, a Florida not-for-profit corporation (the “Foundation”), Dr. Ruggero Maria Santilli (“Ruggero”), Carla Santilli (“Carla”), Luisa Ingargiola (“Luisa”), and Ermanno Santilli (“Ermanno”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Ruggero and Carla are husband and wife, and they are the parents of Luisa and Ermanno.

There are no (i) directors or officers of HyFuels, (ii) members or managers of Global Alpha, (iii) members or managers of Global Beta, (iv) directors or officers of Clean Energies, or (v) directors or officers of the Foundation other than Ruggero, Carla, Luisa, and Ermanno.

(b)	Each of the Reporting Persons’ business address is 150 Rainville Road, Tarpon Springs, FL 34689.

(c)           The present principal occupations of the Reporting Persons are:

(i)
HyFuels used to own patents and other intellectual property, which it sold to the Company in 2009 (see Item 3).  Now the principal business of HyFuels is holding securities for the accounts of Ruggero, Carla, Luisa, and Ermanno.

(ii)	The principal business of Global Alpha is holding securities for the account of Ruggero and Carla.

(iii)	The principal business of Global Beta is holding securities for the account of Ruggero, Carla, and Luisa.

(iv)
Clean Energies used to be an independent operating company, before the Company took over its operations in 2007 (see Item 3).  Now, the principal business of Clean Energies is holding securities for the accounts of Ruggero and Ermanno.

(v)	The Foundation is a non-for-profit scientific foundation controlled by Ruggero.

(vi)
Ruggero is the Chairman of the Board of Directors of the Company.  He is also the president, chief executive officer, and director of each of HyFuels and Clean Energies, and is the managing member of each of Global Alpha and Global Beta.

(vii)	Carla is a director of the Company. She is also the secretary and director of HyFuels, a director of each of Clean Energies and the Foundation, and a member of each of Global Alpha and Global Beta.

(viii)	Luisa is the Chief Financial Officer, Secretary, and Director of the Company. She is also a member of Global Beta.

(ix)	Ermanno is the Chief Executive Officer and Director of the Company. He is also the treasurer and director of HyFuels, a member of Global Alpha, and the president and director of the Foundation.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO: 55939L 202

(f)	Each of the individuals who are Reporting Persons are citizens of the United States of America. Each of the entities who are Reporting Persons are organized in State of Florida.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 2, 2007 Clean Energies entered into a Stock Purchase Agreement with 4307, Inc. (the “4307 SPA”), under which Clean Energies purchased 10,000 shares of common stock of 4307, Inc., constituting 100% of the issued and outstanding shares, for an aggregate of $30,000 in cash.  Clean immediately renamed the entity MagneGas Corporation.  The funds for such purchase came from the working capital of Clean Energies.

In April 2007, the Company entered into a Licensing Agreement with HyFuels (the “HyFuels Licensing Agreement”), under which it issued 10,000 Common Shares to HyFuels in exchange for use of intellectual property.

In 2007 the Company issued Common Shares as founder shares to Ruggero and entities he controlled.  The Company issued 2,924,500 Common Shares to Global Alpha, 2,000 Preferred Shares to Global Alpha, 1,000,000 Common Shares to Global Beta, and 300,000 Common Shares to Clean Energies.  The Company also issued 100,000 Common Shares to the Foundation as a gift.

On June 30, 2007, Clean Energies purchased an additional 3,000 Common Shares, valued at $30,000, in a Regulation D offering, with working capital.

In 2007, the Company issued 500,000 Common Shares to Luisa as founder shares in exchange for services rendered in the development of the Company’s technology.  Luisa subsequently transferred these 500,000 Common Shares to her brother, Ermanno.

In February 2008, the Company entered into a five-year consulting agreement with Ruggero, the terms of which included the issuance of 10,000 Common Shares per month to Ruggero (the “Ruggero Consulting Agreement”).  On June 11, 2012, such consulting agreement was terminated and replaced with an employment agreement between Ruggero and the Company (“Ruggero Employment Agreement”).  Pursuant to such employment agreement, Ruggero is not issued Common Shares, but was issued an option to purchase 450,000 Common Shares at an exercise price of $1.50 per Common Share.  Such option vests over a three-year period at 37,500 Common Shares per quarter.  As of the date hereof, 75,000 Common Shares underlying such option are currently exercisable or will be exercisable within 60 days.

On December 28, 2009, pursuant to a Stock Purchase Agreement (the “HyFuels SPA”), the Company issued 3,000,000 Common Shares to HyFuels, valued at the fair market trading value of the stock at the time of purchase, in exchange for the intellectual property and U.S. patents held by HyFuels, which were valued at the fair market value of $627,000 at the time of the transaction.

The Company entered into an employment agreement with Luisa, under which Luisa was issued an option to purchase 300,000 Common Shares at an exercise price of $1.50 per Common Share (the “Luisa Employment Agreement”).  Such option vests over a three-year period at 25,000 Common Shares per quarter.  As of the date hereof, 50,000 Common Shares underlying such option are currently exercisable or will be exercisable within 60 days.

The Company entered into an employment agreement with Carla, under which Carla was issued an option to purchase 300,000 Common Shares at an exercise price of $1.50 per Common Share (the “Carla Employment Agreement”).  Such option vests over a three-year period at 25,000 Common Shares per quarter.  As of the date hereof, 50,000 Common Shares underlying such option are currently exercisable or will be exercisable within 60 days.

The Company entered into an employment agreement with Ermanno, under which Emanno was issued an option to purchase 450,000 Common Shares at an exercise price of $1.50 per Common Share (the “Ermanno Employment Agreement”).  Such option vests over a three-year period at 37,500 Common Shares per quarter.  As of the date hereof, 75,000 Common Shares underlying such option are currently exercisable or will be exercisable within 60 days.

On January 10, 2012, the Company entered into a contract for the purchase and sale of intellectual property with Ruggero (the “2012 IP Purchase Agreement”), pursuant to which the Company issued 998,000 Preferred Shares to Global Alpha in exchange for Ruggero transferring to the Company all present and future intellectual property on all applications and developments that can be obtained from his Magnecular Bond, including patents, patent applications, domain names, copyrights, and know how.

CUSIP NO: 55939L 202

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons, constitute a “group” that, as of the date hereof, collectively beneficially own approximately 7,982,660 Common Shares, or 45.0%, of the Company’s total number of Common Shares outstanding, and 1,000,000 Preferred Shares, or 100%, of the Company’s total number of Preferred Shares outstanding, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.  Pursuant to the Certificate of Incorporation of the Company, as amended, each Preferred Share is entitled to 100,000 votes on all matters submitted to a stockholder vote, compared to 1 vote per Common Share.  Accordingly, the Reporting Persons have an aggregate of over 99.9% of the total voting rights of the Company.  The Reporting Persons acknowledge they are also acting as a “group” for the purpose of causing the Company to qualify as a controlled company under Rule 5615(c) of the NASDAQ Listing Rules.

The Reporting Persons intend to review their respective investments in the Company on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease his respective ownership of securities of the Company through transactions in open market ordinary brokerage transactions, in privately negotiated transactions, by gift or other disposition.  The review of investments in the Company by the Reporting Persons will depend on various factors, including the Company’s business prospects, other developments concerning the Company, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Company.

As discussed in Items 3 and 6 herein, each of Ruggero, Carla, Luisa, and Ermanno have employment agreements with the Company, under which they were issued options to purchase Common Shares which will progressively vest over a three-year period.  Other than the vesting of such options, at the time of filing this Statement, the Reporting Persons have no plans to acquire additional securities of the Company in open market ordinary brokerage transactions or in privately negotiated transactions, or dispose of their Common Shares or Preferred Shares, but may engage in such transactions in the future.

As a result of the Reporting Persons’ substantial ownership of Common Shares and Preferred Shares, majority voting interest, and their positions as directors and officers of the Company discussed in Item 2(c), the Reporting Persons are in a position to influence the management and policies of the Issuer and to influence the outcome of corporate actions requiring stockholder approval. From time to time, the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer. Except as described above in this Item 4, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals requiring disclosure under Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
The aggregate percentage of Shares reported owned by each person named herein is based upon 17,724,689 Common Shares and 1,000,000 Preferred Shares outstanding, which is the total number of Common Shares and Preferred Shares outstanding as of August 13, 2012, as reported in the Company’s Amendment No. 6 to the Registration Statement filed with the Securities and Exchange Commission on August 14, 2012.

As of the close of business on August 14, 2012, HyFuels beneficially owned 3,010,000 Common Shares, Global Alpha beneficially owned 2,267,610 Common Shares, Global Beta beneficially owned 901,000 Common Shares, Clean Energies beneficially owned 313,000 Common Shares, and the Foundation beneficially owned 270,000 Common Shares, representing percentage ownership of approximately 17.0%, 12.8%, 5.1%, 1.8%, and 1.5%, respectively, of the Common Shares outstanding.  Global Alpha beneficially owned 1,000,000 Preferred Shares, representing 100% of the Preferred Shares outstanding.

Ruggero is the owner of 45% of the common stock of HyFuels, 50% of the membership interests of Global Alpha, 2.5% of the membership interests of Global Beta, 50% of the common stock of Clean Energies, 75,000 Common Shares underlying an option that are presently exercisable or exercisable within 60 days, and 10,000 Common Shares.  Carla is the owner of 45% of the common stock of HyFuels, 50% of the membership interests of Global Alpha, 2.5% of the membership interests of Global Beta, a 50% interest in the Foundation, and 50,000 Common Shares underlying an option that are presently exercisable or exercisable within 60 days. As husband and wife, Ruggero and Carla may be deemed to beneficially own the Common Shares held by each of HyFuels, Global Alpha, Global Beta, Clean Energies, the Foundation, the Preferred Shares held by Global Alpha, the Common Shares underlying options that are presently exercisable or exercisable within 60 days held by each of Ruggero and Carla, and the Common Shares individually held by Ruggero, constituting 6,896,610 Common Shares and 1,000,000 Preferred Stock, representing 38.6% of the Common Shares outstanding and 100% of the Preferred Shares outstanding.

Luisa is the owner of 4% of the common stock of HyFuels, 95% of the membership interests of Global Beta, and 50,000 Common Shares underlying an option that are presently exercisable or exercisable within 60 days.  She may be deemed to beneficially own 2,000 Common Shares held by immediate family members.  Luisa may be deemed to beneficially own the Common Shares held by HyFuels and Beta, the 50,000 Common Shares underlying her option, and the Common Shares held by immediate family members, constituting 4,513,000 Common Shares, representing 25.4% of the Common Shares outstanding.

CUSIP NO: 55939L 202

Ermanno is the owner of 4% of the common stock of HyFuels, 50% of the common stock of Clean Energies, has a 50% interest in the Foundation, 75,000 Common Shares underlying an option that are presently exercisable or exercisable within 60 days, and 534,040 Common Shares.  Ermanno may be deemed to beneficially own the Common Shares held by Hyfuelds, Clean Energies, and the Foundation, the 75,000 Common Shares underlying his option, and the Common Shares he personally holds, constituting 4,202,050 Common Shares, representing 23.6% of the Common Shares outstanding.

(b)
Each of HyFuels, Global Alpha, Global Beta, Clean Energies, the Foundation, Ruggero, Carla, Luisa, and Ermanno share voting and dispositive power over the Common Shares each such person or entity beneficially owns.  Each of Global Alpha, Ruggero, Carla may be deemed to have sole voting and dispositive power over the Preferred Shares.

(c)	The only transactions of the securities of the Company involving the Reporting Persons during the last sixty days consist of the following:

1.	37,500 Common Shares underlying an option held by Ruggero vested on July 1, 2012, pursuant to the Ruggero Employment Agreement.

2.	25,000 Common Shares underlying an option held by Carla vested on July 1, 2012, pursuant to the Carla Employment Agreement.

3.	25,000 Common Shares underlying an option held by Luisa vested on July 1, 2012, pursuant to the Luisa Employment Agreement.

4.	37,500 Common Shares underlying an option held by Ermanno vested on July 1, 2012, pursuant to the Ermanno Employment Agreement.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares and Preferred Shares listed herein.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure under Item 3, Item 4, and Item 5 hereof is incorporated by reference, particularly the discussions about the 4307 SPA, the HyFuels Licensing Agreement, the Ruggero Consulting Agreement, the Ruggero Employment Agreement, the HyFuels SPA, the Luisa Employment Agreement, the Carla Employment Agreement, the Ruggero Employment Agreement, and the 2012 IP Purchase Agreement, as well as Ruggero’s, Carla’s, Luisa’s, and Ermanno’s respective interests in HyFuels, Global Alpha, Global Beta, Clean Energies, and the Foundation.

On August 16, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1
Joint Filing Agreement by and among HyFuels, Inc., Global Alpha, LLC, Global Beta, LLC, Clean Energies Tech Corp., RM Santilli Foundation, Dr. Ruggero Maria Santilli, Carla Santilli, Luisa Ingargiola, and Ermanno Santilli, dated August 16, 2012*

99.2	Employment Agreement by and between MagneGas Corporation and Carla Santilli*

99.3	Stock Purchase Agreement by and between 4307, Inc. and Clean Energies Tech Co., dated April 2, 2007 (incorporated by reference to our Current Report on Form 8-K, file with the SEC on April 5, 2007)

99.4	Licensing Agreement by and between MagneGas Corporation and HyFuels, Inc., dated April 6, 2007 (incorporated by reference to our Annual Report on Form 10-KSB, filed with the SEC on March 31, 2008)

99.5	Employment Agreement by and between MagneGas Corporation and Dr. Ruggero Maria Santilli (incorporated by reference to our Registration Statement on Form S-1/A, file with the SEC on July 24, 2012)

99.6	Employment Agreement by and between MagneGas Corporation and Luisa Ingargiola (incorporated by reference to our Registration Statement on Form S-1/A, file with the SEC on July 24, 2012)

99.7	Employment Agreement by and between MagneGas Corporation and Ermanno Santilli (incorporated by reference to our Registration Statement on Form S-1/A, file with the SEC on June 19, 2012)

99.8
Contract for the Purchase and Sale of Intellectual Property, between MagneGas Corporation and Dr. Ruggero Maria Santilli, dated January 10, 2012 (incorporated by reference to our Current Report on Form 8-K, file with the SEC on March 13, 2012)

*Filed herewith

CUSIP NO: 55939L 202

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 16, 2012

HYFUELS, INC.		GLOBAL ALPHA, LLC

By:	/s/ Dr. Ruggero Maria Santilli	By:	/s/ Dr. Ruggero Maria Santilli
	Dr. Ruggero Maria Santilli		Dr. Ruggero Maria Santilli
	President		Managing Member

GLOBAL BETA, LLC		CLEAN ENERGIES TECH CORP.

By:	/s/ Dr. Ruggero Maria Santilli	By:	/s/ Dr. Ruggero Maria Santilli
	Dr. Ruggero Maria Santilli		Dr. Ruggero Maria Santilli
	Managing Member		President

RM SANTILLI FOUNDATION

By:	/s/ Ermanno Santilli
Ermanno Santilli
President

/s/ Dr. Ruggero Maria Santilli	/s/ Carla Santilli
DR. RUGGERO MARIA SANTILLI	CARLA SANTILLI

/s/ Luisa Ingargiola	/s/ Ermanno Santilli
LUISA INGARGIOLA	ERMANNO SANTILLI